UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Canoo Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

13803R 102
(CUSIP Number)

AFV PARTNERS SPV-4 LLC

2126 HAMILTON ROAD, SUITE 260

ARGYLE, TX 76226

TELEPHONE: (940) 226-4511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-4 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,509,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,509,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,509,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 5 to Schedule 13D/A is filed by AFV Partners SPV-4 LLC (“AFV-4”), AFV Partners SPV-7 LLC (“AFV-7”), AFV Partners SPV-7/A LLC (“AFV-7/A”), AFV Partners SPV-10 LLC (“AFV-10”), AFV Management Advisors LLC (“AFV”) and Tony Aquila (“Mr. Aquila”) (AFV-4, AFV-7, AFV-7/A, AFV-10, AFV and Mr. Aquila are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.
(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-7 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,273,268 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,273,268 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,273,268 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 5 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-7. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7.
(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-7/A LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,450,000 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,450,000 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 5 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-7/A. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7/A. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7/A.
(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

15.	Name of Reporting Persons AFV Partners SPV-10 LLC
16.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
17.	SEC USE ONLY
18.	Source of Funds (see instructions) OO
19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
20.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	21.	Sole Voting Power 0
	22.	Shared Voting Power 4,504,505 shares of Common Stock (2)
	23.	Sole Dispositive Power 0
	24.	Shared Dispositive Power 4,504,505 shares of Common Stock (2)

25.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,504,505 shares of Common Stock (2)
26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
27.	Percent of Class Represented by Amount in Row 11 1.4% (3)
28.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 5 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-10. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-10. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-10.
(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Management Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,737,160 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,737,160 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,737,160 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 5 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The securities are owned as follows: (i) 12,509,387 shares of the Issuer’s Common Stock by AFV-4, (ii) 35,273,268 shares of the Issuer’s Common Stock by AFV-7, (iii) 3,450,000 shares of the Issuer’s Common Stock by AFV-7/A, and (iv) 4,504,505 shares of the Issuer’s Common Stock by AFV-10. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A and (iv) AFV-10. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A and (iv) AFV-10.
(3)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Tony Aquila
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,742,057
	8.	Shared Voting Power 55,737,160 shares of Common Stock (2)
	9.	Sole Dispositive Power 6,742,057
	10.	Shared Dispositive Power 55,737,160 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,479,217 shares of Common Stock (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.2% (4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 5 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The securities are owned as follows: (i) 12,509,387 shares of the Issuer’s Common Stock by AFV-4, (ii) 35,273,268 shares of the Issuer’s Common Stock by AFV-7, (iii) 3,450,000 shares of the Issuer’s Common Stock by AFV-7/A, and (iv) 4,504,505 shares of the Issuer’s Common Stock by AFV-10. Mr. Aquila is the managing member of AFV, which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A and (iv) AFV-10. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the securities held indirectly by AFV, and held of record by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A and (iv) AFV-10.
(3)	In addition to the Issuer’s Common Stock held by AFV-4, AFV-7, AFV-7/A and AFV-10, includes 5,775,390 shares of Issuer Common Stock held directly by Mr. Aquila and 966,667 shares of Issuer Common Stock underlying securities convertible into Issuer Common Stock held directly by Mr. Aquila that will vest and become exercisable within 60 days of the date hereof.
(4)	The percentage set forth above is calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as reported on the Issuer’s Form 10-Q filed on November 9, 2022 plus 966,667 shares of Issuer Common Stock underlying securities convertible into Issuer Common Stock that will vest and become exercisable within 60 days of the date hereof.

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by Amendment No. 1 filed with the Commission on May 21, 2021, (ii) Amendment No. 2 filed on September 23, 2021, (iii) Amendment No. 3 filed on October 6, 2021 and (iv) Amendment No. 4 filed on November 22, 2021 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 5 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 2. Identity and Background

Items 2(a)-(c) and (f) of the Statement are hereby amended and supplemented by:

Adding (i) AFV Partners SPV-7/A LLC, a Delaware limited liability company, and (ii) AFV Partners SPV-10 LLC, a Delaware limited liability company, each as a Reporting Person. AFV-7/A and AFV-10 are special purpose investment vehicles that manage and facilitate investments on behalf of AFV Partners LLC, a long-term permanent capital vehicle that invests in mission critical technology, software and data businesses. The address of the principal business and office of each of AFV-7/A and AFV-10 is 2126 Hamilton Road, Suite 260, Argyle, TX 76226.

Removing AFV Partners. AFV Partners previously held options to purchase shares of the Issuer’s common stock. Such option was exercised and the shares were assigned to other Reporting Persons.

From the date of this Amendment, all references to “Reporting Persons” in the Statement shall include AFV-7/A and AFV-10, and shall no longer include AFV Partners. The agreement among the Reporting Persons relating to the joint filing of the Statement and this Amendment is attached as Exhibit 1 hereto.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information with respect to AFV-7/A and AFV-10 as required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source of Funds

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph to the end of the disclosure in Item 3 of the Statement:

On November 9, 2022, the Company entered into a Common Stock Subscription Agreement (the “Subscription Agreement”) providing for the purchase of an aggregate of 9,009,009 shares of Common Stock at a price of $1.11 per share for an aggregate purchase price of $10.0 million (the “November PIPE”). The purchasers of the shares were Mr. Aquila and AFV-10. AFV-10 acquired 4,504,505 shares (the “AFV Purchased Shares”) and (ii) Mr. Aquila acquired 4,504,404 shares (the “Aquila Purchased Shares,” and together with the AFV Purchased Shares, the “Purchased Shares”) of the Issuer’s Common Stock in a private transaction pursuant to the Subscription Agreement. AFV-10 and Mr. Aquila purchased the Purchased Shares for an aggregate purchase price of $10.0 million, or $1.11 per share. AFV-10 and Mr. Aquila funded the acquisition of their respective Purchased Shares with cash funds held for making investments.

The information furnished in Item 6 of this Amendment is incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Items 3 and 6 of this Amendment is incorporated into this Item 4 by reference. AFV-10 acquired the shares of the Issuer’s Common Stock pursuant to the transaction described under Item 6 of this Amendment for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a), (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly(1)		Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Beneficial Ownership	Percentage of Class(5)
AFV-4	12,509,387		0		12,509,387	0		12,509,387	12,509,387	3.9%
AFV-7	35,273,268		0		35,273,268	0		35,273,268	35,273,268	10.9%
AFV-7/A	3,450,000		0		3,450,000	0		3,450,000	3,450,000	1.1%
AFV-10	4,504,505		0		4,504,505	0		4,504,505	4,504,505	1.4%
AFV(2)	0		0		55,737,160	0		55,737,160	55,737,160	17.2%
Mr. Aquila(3)	6,742,057	(4)	6,742,057	(4)	55,737,160	6,742,057	(4)	55,737,160	62,479,217	19.2%

(1)	Represents the number of shares of Common Stock currently owned or underlying all securities convertible, exchangeable or exercisable for shares of Common Stock within 60 days of the date of this Amendment held by the Reporting Persons.
(2)	AFV exercises ultimate voting and investment power with respect to the shares held by AFV-4, AFV-7, AFV-7/A and AFV-10.
(3)	Mr. Aquila is the managing member of AFV and as such may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4, AFV-7, AFV-7/A and AFV-10.
(4)	Includes 5,775,390 shares of Issuer Common Stock held directly by Mr. Aquila and 966,667 shares of Issuer Common Stock underlying securities convertible into Issuer Common Stock held directly by Mr. Aquila that will vest and become exercisable within 60 days of the date hereof.
(5)	The percentages set forth above calculated based on 324,500,887 shares of the Issuer’s Common Stock outstanding as of November 3, 2022, as disclosed in the Company’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2022. In the case of Mr. Aquila, the percentage also includes 966,667 shares of Issuer Common Stock underlying securities convertible into Issuer Common Stock that will vest and become exercisable within 60 days of the date hereof.

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days, except as described in this Amendment and the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On November 9, 2022, the Issuer entered into the Subscription Agreement providing for the purchase of an aggregate of 9,009,009 shares of Common Stock at a price of $1.11 per share for an aggregate purchase price of $10.0 million. The purchasers of the shares are Mr. Aquila, the Issuer’s Executive Chairman and Chief Executive Officer and AFV-10, a special purpose vehicle managed by entities affiliated with Mr. Aquila. Mr. Aquila’s acquisition of shares in the November PIPE is deemed compensation and classified as an “Other Award” under the Issuer’s Omnibus Incentive Plan. The closing of the November PIPE occurred on November 21, 2022.

Pursuant to the Subscription Agreement, the shares purchased in the November PIPE will be subject to a one (1)-year lock-up period (the “Restricted Period”) and within thirty (30) calendar days of the date of expiration of the Restricted Period, the Issuer has agreed to file with the Commission a registration statement providing for the resale by the purchasers of the shares purchased in the November PIPE. The Subscription Agreement includes customary representations, warranties and covenants of the parties.

The information furnished in Item 3 of the Amendment is incorporated into this Item 6 by reference. The Common Stock Subscription Agreement is attached hereto as an exhibit and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

A.	Agreement regarding filing of joint Schedule 13D, dated November 23, 2022

B.	Form of Common Stock Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on November 10, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2022

AFV Partners SPV-4 LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Tony Aquila, President and Chief Executive Officer

AFV Partners SPV-7 LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Tony Aquila, President and Chief Executive Officer

AFV Partners SPV-7/A LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Tony Aquila, President and Chief Executive Officer

AFV Partners SPV-10 LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Tony Aquila, President and Chief Executive Officer

AFV Management Advisors LLC

By:	Tony Aquila, by /s/Hector Ruiz, Attorney-in-Fact
Tony Aquila, Managing Member

Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Tony Aquila

SCHEDULE I

AFV Management Advisors LLC (“AFV”) is the sole manager and controlling member of AFV Partners SPV-7/A LLC (“AFV-7/A”) and AFV Partners SPV-10 LLC (“AFV-10”). Tony Aquila is the managing member of AFV. The officers of AFV-7/A and AFV-10 are as follows:

Name	Position	Citizenship
Tony Aquila	President and Chief Executive Officer	United States of America
Michael Horvath	Vice President	United States of America
Jana Bell	Vice President	United States of America
Lori McCutcheon	Vice President	United States of America
Peter Anderson	Vice President	United States of America